AB 9/12



UNITE
SECURITIES AND EX
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11023116

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25132 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING July 1, 2010 (MM/DD/YY) AND ENDING June 30, 2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Euro Pacific Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Post Road, West
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Decker, Chief Compliance Officer, 203-662-9700
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

53 State Street, (Address) Boston (City) MA (State) 02109 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 9/12

## OATH OR AFFIRMATION

I, Peter D. Schiff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Euro Pacific Capital, Inc., as of August 25, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARION LANICE MILLER
NOTARY PUBLIC
MY COMMISSION EXPIRES SEP. 30, 2012

Signature

CEO
Title

8/25/2011
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EURO PACIFIC CAPITAL, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED JUNE 30, 2011

# EURO PACIFIC CAPITAL, INC.

## CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

# INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
**Euro Pacific Capital, Inc.**

We have audited the accompanying statement of financial condition of Euro Pacific Capital, Inc. (the "Company") as of June 30, 2011 and the related statements of income, shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro Pacific Capital, Inc. as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule of operating expenses and schedules I, II, and III are presented for the purpose of additional analysis and is not a required part of the basic financial statements. Schedules I, II, and III are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

Boston, MA
August 25, 2011

MARCUMGROUP
MEMBER

**Marcum LLP** ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ **Phone** 617.742.9666 / 800.998.1040 ▪ **Fax** 617.742.3178 ▪ **marcumllp.com**

# EURO PACIFIC CAPITAL, INC.

## STATEMENT OF FINANCIAL CONDITION

## JUNE 30, 2011

| | |
|---|---|
| **Assets** | |
| **Current Assets** | |
| Cash | $ 2,498,831 |
| Cash, customer escrow | 17,638 |
| Deposits with clearing organizations | 156,185 |
| Receivables: | |
| Clearing organizations | 1,297,571 |
| Other | 219,891 |
| Investments in securities, at fair value | 153,981 |
| Securities owned, at fair value | 66,608 |
| Prepaid expenses and other assets | 233,772 |
| Deposits | 167,068 |
| **Total Current Assets** | 4,811,545 |
| **Property and Equipment, Net** | 318,976 |
| **Total Assets** | $ 5,130,521 |
| **Liabilities and Shareholder's Equity** | |
| **Current Liabilities** | |
| Payables: | |
| Customers | $ 6,100 |
| Other | 95,595 |
| Clearing organizations | 55,027 |
| Accrued liabilities | 1,205,609 |
| Deferred revenue | 300,000 |
| Income taxes payable, current | 260,314 |
| Deferred tax liabilities | 131,056 |
| **Total Current Liabilities** | 2,053,701 |
| Deferred revenue | 900,000 |
| **Commitments and Contingencies (Note 9)** | |
| **Shareholder's Equity** | |
| Common stock, $1 par value, 1,000 authorized shares, 1,000 shares issued and 600 outstanding | 1,000 |
| Additional paid-in-capital | 296,935 |
| Retained earnings | 1,974,885 |
| Cost of common stock held in treasury, 400 shares | (96,000) |
| **Total Shareholder's Equity** | 2,176,820 |
| **Total Liabilities and Shareholder's Equity** | $ 5,130,521 |

***The accompanying notes are an integral part of these financial statements.***

# EURO PACIFIC CAPITAL, INC.

## STATEMENT OF INCOME

## YEAR ENDED JUNE 30, 2011

| | |
|---|---|
| **Revenues** | |
| Brokerage revenue | $ 27,490,295 |
| Private placement commissions | 4,851,951 |
| Perth Mint trading revenue | 1,734,091 |
| Other revenue | 430,088 |
| **Total Revenue** | 34,506,425 |
| **Operating Expenses** | 32,534,246 |
| **Net Income Before Income Taxes** | 1,972,179 |
| **Provision for Income Taxes** | 863,193 |
| **Net Income** | $ 1,108,986 |

***The accompanying notes are an integral part of these financial statements.***

# EURO PACIFIC CAPITAL, INC.

## STATEMENT OF SHAREHOLDER'S EQUITY

## YEAR ENDED JUNE 30, 2011

| | Shares Issued | Common Stock | Additional Paid-in Capital | Treasury Shares | Treasury Stock | Retained Earnings | Total Shareholder's Equity |
|---|---|---|---|---|---|---|---|
| **Balance** - Beginning | 1,000 | $ 1,000 | $ 296,935 | (400) | $ (96,000) | $ 865,899 | $ 1,067,834 |
| Net income | -- | -- | -- | -- | -- | 1,108,986 | 1,108,986 |
| **Balance** - Ending | 1,000 | $ 1,000 | $ 296,935 | (400) | $ (96,000) | $ 1,974,885 | $ 2,176,820 |

***The accompanying notes are an integral part of these financial statements.***

# EURO PACIFIC CAPITAL, INC.

## STATEMENT OF CASH FLOWS

## YEAR ENDED JUNE 30, 2011

| | |
|---|---|
| **Cash Flows from Operating Activities** | |
| Net income | $ 1,108,986 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 99,489 |
| Deferred tax liabilities | 152,766 |
| Loss on disposal of property and equipment | 25,722 |
| Changes in operating assets and liabilities: | |
| Deposits with clearing organizations | 50,622 |
| Customer escrow deposits | 341,771 |
| Receivables | (1,046,231) |
| Investments in securities | (102,665) |
| Securities owned, at fair value | 91,830 |
| Prepaid expenses and other assets | (15,005) |
| Deposits | (78,411) |
| Payables | (427,116) |
| Accrued liabilities | (1,429,505) |
| Income taxes payable | 121,600 |
| Deferred revenue | 1,200,000 |
| **Net Cash Provided by Operating Activities** | 93,853 |
| **Cash Flows from Investing Activities** | |
| Purchase of property and equipment | (147,049) |
| **Net Cash Used in Investing Activities** | (147,049) |
| **Net Decrease in Cash and Cash Equivalents** | (53,196) |
| **Cash and Cash Equivalents - Beginning** | 2,552,027 |
| **Cash and Cash Equivalents - Ending** | $ 2,498,831 |
| **Supplemental Disclosures of Cash Flow Information** | |
| Interest paid | $ 744 |
| Income taxes paid | $ 571,245 |

***The accompanying notes are an integral part of these financial statements.***

## NOTE 1 – NATURE OF ORGANIZATION

Euro Pacific Capital, Inc. (the "Company"), a California corporation, has been approved as a registered broker-dealer with the Securities and Exchange Commission ("SEC") under SEC Rule 15(b) and Financial Industry Regulatory Agency ("FINRA").

The Company operates pursuant to the (k)(2)(ii) exemptive provision of the SEC Rule 15c3-3, pursuant to SEC Rule 17a(d)(3) and does not hold customer funds or securities. The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker-dealer. The Company does not hold funds or securities for or owe funds or securities to customers other than as noted in Note 3. As a result, the Company is exempt from certain provisions and requirements of the SEC.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### *REVENUE RECOGNITION*

The Company has established revenue recognition policies for each of its income items, including brokerage revenue, private placement commission, and Perth Mint trading revenue.

#### BROKERAGE REVENUE

The Company earns commissions through stock purchases and sale transactions, mutual fund purchases, government and corporate bonds transactions, fee-based managed accounts, and ticket charges. The Company earns revenue in the form of 12b-1 fees and interest on account balances. The earnings process is substantially complete at the trade date in accordance with the regulations of the SEC and accounting principles generally accepted in the United States of America, ("U.S. GAAP").

The Company also receives credit adjustments for clearing charge adjustments that are netted against any clearing charges the Company may incur for the period. These adjustments are recognized as income in the period received, unless otherwise noted by the clearing firm.

Unrealized gains and losses are recorded at the time that the Company reconciles its trading positions with the market value. The unrealized gains or losses are adjusted to market until the position is settled or the trade is cancelled.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### PRIVATE PLACEMENT COMMISSION REVENUE

Private placement commission revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an agent. Private placement commissions are recorded at the time the transaction is completed and the commission earned is reasonably determinable.

### PERTH MINT TRADING REVENUE

Perth Mint revenues include fees charged arising from gold and silver certificate offerings in which the Company acts as an agent. Perth Mint revenue is recorded on a trade date basis.

### *PROPERTY AND EQUIPMENT*

Property and equipment, including leasehold improvements, are recorded at cost and are depreciated over the estimated useful lives of the related assets, which range from three to seven years. Repair and maintenance costs are expensed as incurred. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset.

### *RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS*

The balances shown as receivable from and payable to clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

### *VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY*

In accordance with U.S. GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)*

In determining fair value, the Company used various valuation approaches. In accordance with U.S. GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)*

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

*VALUATION TECHNIQUES*

INVESTMENTS IN SECURITIES AND SECURITIES OWNED

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year. Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

DERIVATIVE CONTRACTS

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as other revenue in the statement of income. Derivative contracts consist of warrants.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *VALUATION TECHNIQUES (CONTINUED)*

#### DERIVATIVE CONTRACTS (CONTINUED)

Depending on the underlying security and the terms of the transaction, the fair value of certain derivatives may be able to be modeled using a series of techniques including the Black-Scholes option-pricing model, simulation models, or a combination thereof. Pricing models take into account the contract terms (including maturity) as well as multiple inputs, including, where applicable, time value, implied volatility, equity prices, interest rate yield curves, prepayment speeds, interest rates, loss severities, credit risks, credit curves, default rates, and currency rates. Certain pricing models do not entail material subjectivity as the methodologies employed include pricing inputs that are observed from actively quoted markets. In the case of more established derivative contracts, the pricing models used by the Company are widely accepted by marketplace participants. Derivative contracts are generally categorized in Levels 2 or 3 of the fair value hierarchy, unless actively traded in which they would be categorized as Level 1.

### *SECURITIES OWNED*

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

### *FOREIGN CURRENCY TRANSACTIONS*

Assets denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange existing at month's end. Gains or losses resulting from foreign currency transactions are included in net income.

### *INCOME TAXES*

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### *INCOME TAXES (CONTINUED)*

The Company recognizes and measures its unrecognized tax benefit and expense and assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefit and expense is adjusted when new information is available or when an event occurs that requires a change. Potential interest and penalties associated with such uncertain tax positions are recorded as a component of income tax expense.

### *USE OF ESTIMATES*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

### *SUBSEQUENT EVENTS*

The Company has evaluated subsequent events through August 25, 2011, the date the financial statements were available to be issued. All material subsequent events requiring adjustment to or disclosure in the financial statements are reflected therein.

## NOTE 3 – CUSTOMER ESCROW AND PURCHASE DEPOSITS

The Company receives payments from clients for the purchase of precious metal certificates offered through the Perth Mint. The payments are deposited into an escrow account pending purchase of the certificate on behalf of the client with an offsetting entry to a client purchase deposit liability account. As of June 30, 2011, the Company had approximately $6,100 in customer escrow deposits and client purchase deposit liabilities. The client purchase liability is presented as payable to customers in the statement of financial condition on a net basis.

### NOTE 4 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of June 30, 2011:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Assets | | | | |
| Investments in securities - Warrants | $ -- | $ 153,981 | $ -- | $ 153,981 |
| Securities owned - Equities | 66,608 | -- | -- | 66,608 |
| Total | $ 66,608 | $ 153,981 | $ -- | $ 220,589 |

During the year ended June 30, 2011, the Company did not have any transfers between levels. The Company's policy is to recognize transfers in and transfers out as of the actual date of the event or change in circumstances that caused the transfer.

### NOTE 5 – DERIVATIVE CONTRACTS

Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by their primary underlying risks of equity price. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to the inability of its counterparties to meet the terms of their contracts.

***WARRANTS***

In the normal course of business, the Company may receive warrants as part of its private placement activities which they record as revenue and an investment. The value of a warrant has two components: time value and intrinsic value. A warrant has a limited life and expires on a certain date. As time to the expiration date of a warrant approaches, the time value of a warrant will decline. In addition, if the stock underlying the warrant declines in price, the intrinsic value of an "in the money" warrant will decline. Further, if the price of the stock underlying the warrant does not exceed the strike price of the warrant on the expiration date, the warrant will expire worthless. As a result, there is the potential for the Company to lose its entire investment in a warrant.

The Company is exposed to counterparty risk from the potential failure of an issuer of warrants to settle its exercised warrants. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and its basis of the warrants. The Company considers the effects of counterparty risk when determining the fair value of its investments in warrants.

## NOTE 5– DERIVATIVE CONTRACTS (CONTINUED)

### *VOLUME OF DERIVATIVE ACTIVITIES*

At June 30, 2011, the volume of the Company's derivative activities based on their notional amounts and number of contracts, categorized by primary underlying risk, are as follows:

| | Long Exposure | |
|---|---|---|
| Primary Underlying Risk | Notional Amounts | Number of Contracts |
| Equity price: | | |
| Warrants | $ 305,376 | 79,349 |

Notional amounts for warrants are based on the number of contracts times the fair value of the underlying instruments as if exercised at June 30, 2011.

### *IMPACT OF DERIVATIVES ON THE STATEMENT OF FINANCIAL CONDITION AND STATEMENT OF INCOME*

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as investments in securities, categorized by primary underlying risk, at June 30, 2011. The following table also identifies the net gain amount included in net realized gain or loss and net change in unrealized appreciation on investments in securities recorded as other revenue in the statement of income, categorized by primary underlying risk, for the year ended June 30, 2011:

| Primary Underlying Risk | Derivative Assets | Amount of Gain |
|---|---|---|
| Equity price: | | |
| Warrants | $ 153,981 | $ 102,665 |

## NOTE 6 – PROPERTY AND EQUIPMENT

As of June 30, 2011, property and equipment consisted of the following:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 255,092 |
| Computers | | 501,267 |
| Auto | | 62,898 |
| Leasehold improvements | | 32,477 |
| Total | | 851,734 |
| Less: accumulated depreciation | | 532,758 |
| Net property and equipment | $ | 318,976 |

## NOTE 7 – INCOME TAXES

The current and deferred portion of the income tax expense included in the statement of income for the year ended June 30, 2011 is as follows:

| | Current | | Deferred | |
|---|---|---|---|---|
| Federal | $ | 547,887 | $ | 96,186 |
| State | | 162,540 | | 56,580 |
| | $ | 710,427 | $ | 152,766 |

As of June 30, 2011, timing differences resulting in deferred tax liabilities of approximately $131,000 consist mainly of depreciation. The total income tax provision differs from the income tax at the statutory federal and state and local income tax rates mainly due to the treatment of permanent differences and certain expenses deductible for federal tax purposes but not for certain state and local tax purposes.

## NOTE 8 – DEFERRED REVENUE

In 2010, the Company entered into an agreement with a new clearing firm. As part of the agreement, the Company received a $1,500,000 business development credit from the clearing firm. The business development credit is predicated upon the agreement remaining in full force and effect for the initial term of five years. In the event the agreement is terminated by the Company prior to the initial term the Company will have to return a pro-rata portion of the business development credit equal to the total amount of the business development credit paid to the Company as of the termination date multiplied by the number of months remaining in the initial term divided by the total number of months of the initial term. As of June 30, 2011, the Company recognized $300,000 in revenue and has deferred revenue of $1,200,000 related to the business development credit.

## NOTE 9 - COMMITMENTS AND CONTINGENCIES

### *OPERATING LEASES*

The Company leases office space in various locations including Westport, Connecticut, Newport Beach, California, Scottsdale, Arizona, North Palm Beach, Florida, and New York, New York. These leases expire on various dates through 2015.

Rent expense was approximately $537,600 for the year ended June 30, 2011.

Future minimum lease payments under the Company's non-cancelable operating leases at June 30, 2011 were as follows:

| | | |
|---|---|---|
| 2012 | $ | 606,858 |
| 2013 | | 457,769 |
| 2014 | | 362,334 |
| 2015 | | 182,232 |
| | $ | 1,609,193 |

### *LITIGATIONS AND CLAIMS*

The Company is involved in various litigation, judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business.

Management believes, based on currently available information, that the results of such proceedings in the aggregate will not have a material, adverse effect on the Company's financial condition.

### NOTE 9 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

*LITIGATIONS AND CLAIMS (CONTINUED)*

The Company had accrued expenses of approximately $150,000 for the year ended June 30, 2011 related to regulatory settlements.

### NOTE 10 – PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS

The Company has a qualified 401K Plan under IRC section 401a. Employees are eligible to participate in this plan after one (1) full year of employment and 1000 hours of service. The Company makes no contribution to this plan.

### NOTE 11 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC) up to $500,000. At times during the year ended June 30, 2011, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

### NOTE 12 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2011, the Company had net capital of $1,176,967 which exceeded required net capital of $188,176 by $988,791. The Company's ratio of aggregate indebtedness to net capital was 2.40 to 1 at June 30, 2011, which was less than the maximum ratio of 15 to 1.

# SUPPLEMENTARY INFORMATION

# EURO PACIFIC CAPITAL, INC.

## SCHEDULE OF OPERATING EXPENSES

## YEAR ENDED JUNE 30, 2011

| | | |
|---|---|---|
| Salaries and wages | $ | 18,746,126 |
| Commissions | | 5,497,509 |
| Other trading expense - non clearing | | 1,452,308 |
| Clearing charges | | 1,438,215 |
| Payroll tax expense | | 765,358 |
| Rent and utilities | | 592,231 |
| Regulatory fees | | 384,489 |
| Insurance | | 362,375 |
| Client trading errors | | 339,832 |
| Consulting | | 337,709 |
| IT support | | 313,408 |
| Accounting | | 273,962 |
| Legal and professional | | 251,996 |
| Licenses and permits | | 205,579 |
| Research | | 185,782 |
| Travel and entertainment | | 185,473 |
| Internet expense | | 164,054 |
| Telephone | | 147,756 |
| Postage and delivery | | 126,031 |
| Office expense | | 125,754 |
| Conference expense | | 107,173 |
| Depreciation and amortization | | 99,489 |
| Web page | | 83,238 |
| Advertising | | 59,558 |
| Computer supplies and maintenance | | 50,378 |
| Marketing expense | | 40,758 |
| Payroll-processing fee | | 37,765 |
| Exchange fees | | 30,054 |
| Automobile | | 24,403 |
| Miscellaneous | | 23,026 |
| Bank charges | | 22,395 |
| Outside services | | 18,959 |
| Legal settlements | | 15,765 |
| Due diligence | | 6,174 |
| Taxes - other | | 5,884 |
| Public relations | | 4,725 |
| Business development | | 4,281 |
| Repairs and maintenance | | 1,827 |
| Trade shows | | 1,740 |
| Referral fees | | 657 |
| Interest expense | | 50 |
| **Total Operating Expenses** | $ | 32,534,246 |

MARCUM
ACCOUNTANTS ▲ ADVISORS

# REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholder of
**Euro Pacific Capital, Inc.**

In planning and performing our audit of the financial statements of Euro Pacific Capital, Inc. (the "Company") as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, MA
August 25, 2011

# EURO PACIFIC CAPITAL, INC.

## COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1

## JUNE 30, 2011

**SCHEDULE I**

| | | Audited Net Capital |
|---|---|---|
| Computation of net capital | | |
| Total shareholder's equity | | $ 2,176,820 |
| Less: non-allowable assets from the Statement of Financial Condition | | 990,019 |
| Net capital before haircuts on securities | | 1,186,801 |
| Less: haircuts on securities | | 9,834 |
| Net capital | | 1,176,967 |
| Computation of basic net capital requirement | | |
| Minimum net capital requirement: | | |
| 1/15 x aggregate indebtedness | $ 188,176 | |
| or minimum dollar net capital requirement | -- | 188,176 |
| Excess net capital | | $ 988,791 |
| Total aggregate indebtedness | | $ 2,822,645 |
| Percentage of aggregate indebtedness to net capital | | 239.82% |

There were no material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under Rule 15(c)(3)-1.

***See Independent Auditors' Report***

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

**JUNE 30, 2011**

**SCHEDULE II**

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(ii).

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

**JUNE 30, 2011**

**SCHEDULE III**

Information relating to possession or control requirements is not applicable to Euro Pacific Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

# EURO PACIFIC CAPITAL, INC.

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

**INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION**

To the Board of Directors and Shareholder of
**Euro Pacific Capital, Inc.**

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Euro Pacific Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Euro Pacific Capital, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Euro Pacific Capital, Inc.'s management is responsible for Euro Pacific Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC 7 manual worksheet calculating the annual assessment and the assessment expense due and copy of cancelled check for payments made), noting no differences;

2. Compared the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the Form SIPC-7 for the year ended June 30, 2011, noting no differences in the amounts reported on such forms;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC 7 manual worksheet calculating the annual assessment and year-end trial balance), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the supporting schedules and working papers (manual recalculation of SIPC 7 manual worksheet), noting no differences; and

5. Noted there was no overpayment to be applied to the current assessment when compared with Form SIPC-7 on which it was originally computed.



Marcum LLP ▪ 53 State Street ▪ 38th Floor ▪ Boston, MA 02109 ▪ Phone 617.742.9666 / 800.998.1040 ▪ Fax 617.742.3178 ▪ marcumllp.com

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

Boston, Massachusetts
August 25, 2011

# EURO PACIFIC CAPITAL, INC.

## SCHEDULE OF ASSESSMENT PAYMENTS

## FOR THE YEAR ENDED JUNE 30, 2011

| | | | |
|---|---|---|---|
| General assessment | | | $ 82,028 |
| Less: payments made: | | | |
| | Date Paid | Amount | |
| | 1/24/11 | $ 43,843 | (43,843) |
| Interest on late payment(s) | | | -- |
| Total assessment balance and interest due | | | $ 38,185 |
| Payment made with Form SIPC 7 | | | $ 38,185 |

***See Independent Accountants' Report.***

# EURO PACIFIC CAPITAL, INC.

## DETERMINATION OF SIPC NET OPERATING REVENUES

## FOR THE YEAR ENDED JUNE 30, 2011

| | | |
|---|---|---|
| Total revenue | | $ 34,518,956 |
| Additions | | -- |
| Deductions: | | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products | | 131,920 |
| Revenues from commodity transactions | | -- |
| Commissions, floor brokerage and clearance paid to other SIPC members in in connection with securities transactions | | 1,561,680 |
| Reimbursements for postage in connection with proxy solicitation | | -- |
| Net gain from securities in investment accounts | | 13,025 |
| 100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date | | -- |
| Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business | | -- |
| Other revenue not related either directly or indirectly to the securities business | | -- |
| Greater of: | | |
| Total interest and dividend expense but not in excess of total interest and dividend income | 946 | |
| Forty percent of interest earned on customers securities accounts | -- | 946 |
| Total deductions | | 1,707,571 |
| SIPC net operating revenues | | $ 32,811,385 |
| General assessment @ .0025 | | $ 82,028 |

*See Independent Accountants' Report.*